UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

DC
No Act
P.E. 1-17-03

03016604

March 6, 2003

Act 1934
Section
Rule 14A-8
Public Availability 3-6-2003

Stuart S. Moskowitz
Senior Counsel
Office of the Vice President
Assistant General Counsel
International Business Machines Corporation
New Orchard Road
Armonk, NY 10504

RE: International Business Machines Corporation
Incoming letter dated January 17, 2003

Dear Mr. Moskowitz:

This is in response to your letter dated January 17, 2003 concerning the shareholder proposal submitted to IBM by Ed Foster. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: Ed Foster
6054 N. Moon Crest Drive
Tucson, AZ 85718

Office of the Vice President
Assistant General Counsel

New Orchard Road
Armonk, NY 10504

RECEIVED
2003 JAN 22 AM 11:22
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

January 17, 2003

Securities and Exchange Commission
Office of Chief Counsel
Department of Corporation Finance
450 Fifth Street, N.W., Judiciary Plaza
Washington, D.C. 20549

Subject: 2003 IBM Proxy Statement: Untimely filing of Proposals by Mr. Ed Foster

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, I am enclosing six copies of this letter together with an e-mail from Mr. Ed Foster dated January 17, 2003 (the "Proponent") containing two stockholder proposals, which proposals were sent directly to Mr. Samuel J. Palmisano, IBM's Chairman and Chief Executive Officer. These Proposals seek to reduce compensation and to reprice options, both for Mr. Palmisano as well as EMC members. (See Exhibit A).

IBM believes these Proposals may properly be omitted from the proxy materials for IBM's annual meeting of stockholders scheduled to be held on April 29, 2003 (the "2003 Annual Meeting") because of the Proponent's untimely submission of them to IBM. To the extent that the reasons for omission stated in this letter are based on matters of law, these reasons are the opinion of the undersigned as an attorney licensed and admitted to practice in the State of New York.

THE PROPOSALS MAY BE OMITTED UNDER RULE 14a-8(e) BECAUSE OF THE PROPONENT'S UNTIMELY SUBMISSION

With respect to a proposal submitted for a regularly scheduled annual meeting, Rule 14a-8(e)(2) provides that it must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. The Company's proxy statement for its 2002 annual meeting was dated and released on March 11, 2002. (See Exhibit B) Pursuant to Rule 14a-8(e)(1), the Company's proxy statement for its 2002 annual meeting informed stockholders that proposals for the 2003 annual meeting had to be received by November 11, 2002 to be considered for inclusion in the Company's 2003 proxy statement. (See Exhibit B).

The instant Proposals were e-mailed to IBM on January 17, 2003, well after the November 11, 2002 deadline. As such, they are untimely. These Proposals may therefore be excluded from the Company's proxy materials for its 2003 annual meeting.[1]

---

[1] To clarify Mr. Foster's reference in the January 17, 2003 e-mail to an agreement with me, on September 19, 2002, Mr. Foster submitted another stockholder proposal to IBM. Such earlier proposal sought to remove Mr. Palmisano from his position as IBM's CEO. The undersigned spoke with Mr. Foster, and on November 29, 2002, Mr. Foster agreed to withdraw such earlier proposal. Mr. Foster thereafter confirmed our agreement via e-mail. A copy of Mr. Foster's September 19, 2002 stockholder proposal together with his November 29, 2002 e-mail confirming the withdrawal of such earlier proposal are both attached as Exhibit C hereto).

The Company intends to file its 2003 proxy materials on March 10, 2003, which is less than 80 days from today. In accordance with Rule 14a-8(j)(1), since the Proponent just filed the instant Proposal, the Company submits that good cause exists for our filing of this request less than 80 days prior to the filing of our proxy materials. We therefore respectfully request your advice that the staff will not recommend any enforcement action to the Commission if the instant Proposal is omitted from IBM's proxy materials being prepared for the 2003 Annual Meeting pursuant to Rule 14a-8(e). By copy of this letter, we are also advising the Proponent. If there are any questions relating to this submission, please contact the undersigned at 914-499-6148. Thank you for your interest and attention in this matter.

Very truly yours,

Stuart S. Moskowitz

Stuart S. Moskowitz
Senior Counsel

cc: Mr. Ed Foster
6054 N. Moon Crest Drive
Tucson, AZ 85718

C:\Documents and Settings\Administrator\My Documents\Suser2\DOC\Foster 2nd 2003 proposal - late.wp

Exhibit A

International Business Machines Corporation ("IBM")

Rule 14a-8 request to exclude Stockholder Proposal from 2003 Proxy Statement which was filed late.

Attachment: Original Letter

From: email-sjp@www.ibm.com on 01-17-2003 02:09 PM

To: undisclosed-recipients:;
cc:
Subject: General comments:

The market obviously does not approve of the job you have done, nor do I.

Six consecutive quarters of declining profits- this quarter down $700 MILLION.

Time has run out.

Even though I have agreed to withdraw my shareholder proposal, at the request
of Mr. Stuart
Moskowitz for your removal I want to submit a proposal for a compensation
change for you and the
EMC. It consists of a $1.00 annual salary plus a bonus plan for significant
revenue and profit
growth. In addition I want a shareholder vote on repricing options for you and
EMC members at
$130.00/share.

Please have the appropriate party contact me so these proposals can be included
for vote at the
upcoming stockholder meeting.

Ed Foster

This information has been provided by users of the IBM
World Wide Web Home Page for Office.

Originated on:
2003/01/17 19:09:21 CUT

Category/Subject:
Category: General comments

Originated by:
ed foster

E-Mail: efosteraz@aol.com

Delivered To:
Principal 001

Internet client:
cache-ntc-ai03.proxy.aol.com (198.81.27.8)

Exhibit B

International Business Machines Corporation ("IBM")

Rule 14a-8 request to exclude Stockholder Proposal from 2003 Proxy Statement which was filed late.

INTERNATIONAL BUSINESS MACHINES CORPORATION
Armonk, New York 10504
March 11, 2002

NOTICE OF MEETING

The Annual Meeting of Stockholders of International Business Machines Corporation will be held on Tuesday, April 30, 2002, at 10 a.m., in Exhibit Hall A at the Kentucky International Convention Center, 221 Fourth Street, Louisville, Kentucky 40202. The items of business are:

1. Election of directors for a term of one year.

2. Ratification of the appointment of independent accountants.

3. Such other matters, including 4 stockholder proposals, as may properly come before the meeting.

These items are more fully described in the following pages, which are hereby made a part of this Notice. Only stockholders of record at the close of business on March 1, 2002 (the "Record Date"), are entitled to vote at the meeting, or any adjournment thereof. Stockholders are reminded that shares cannot be voted unless the signed proxy card is returned, shares are voted over the Internet or by telephone, or other arrangements are made to have the shares represented at the meeting.

Daniel E. O'Donnell

Daniel E. O'Donnell
Vice President and Secretary

Admission to the Annual Meeting will be on a first-come, first-served basis and an admission ticket and picture identification will be required to enter the meeting. For stockholders of record, an admission ticket is attached to the proxy card sent with this Proxy Statement. Stockholders holding stock in bank or brokerage accounts can obtain an admission ticket in advance by sending a written request, along with proof of ownership (such as a brokerage statement), to our transfer agent at the address listed below. An individual arriving without an admission ticket will not be admitted unless it can be verified that the individual is an IBM stockholder as of the Record Date for the meeting. Cameras, cell phones, recording equipment and other electronic devices will not be permitted at the meeting.

This Proxy Statement and the accompanying form of proxy card are being mailed beginning on or about March 11, 2002, to stockholders entitled to vote. The IBM 2001 Annual Report, which includes consolidated financial statements, is being mailed with this Proxy Statement. Stockholders of record who did not receive an annual report or who previously elected not to receive an annual report for a specific account may request that IBM promptly mail IBM's 2001 Annual Report to that account by writing to our transfer agent, EquiServe Trust Company, N.A., Mail Suite 4688, P.O. Box 2530, Jersey City, N.J. 07303-2530 or by telephoning 201-324-0218.

STOCKHOLDER PROPOSALS

Stockholder proposals may be submitted for inclusion in IBM's 2003 proxy material after the 2002 Annual Meeting but must be received no later than 5 p.m. EST on November 11, 2002. Proposals should be sent via registered, certified, or express mail to: Office of the Secretary, International Business Machines Corporation, New Orchard Road, Armonk, N.Y. 10504.

Management carefully considers all proposals and suggestions from stockholders. When adoption is clearly in the best interest of the Company and stockholders, and can be accomplished without stockholder approval, the proposal is implemented without inclusion in the proxy material.

Examples of stockholder proposals and suggestions that have been adopted over the years include stockholder ratification of the appointment of independent accountants, improved procedures involving dividend checks and stockholder publications, and changes or additions to the proxy material concerning such matters as abstentions from voting, appointment of alternative proxy, inclusion of a table of contents, proponent disclosure, and secrecy of stockholder voting.

Exhibit C

International Business Machines Corporation ("IBM")

Rule 14a-8 request to exclude Stockholder Proposal from 2003 Proxy Statement which was filed late.

00212136.001

From: email-sjp@www.ibm.com on 09-19-2002 08:14 PM

To: undisclosed-recipients:;
cc:
Subject: General comments:

Congratulations - Another 52 week low for IBM share price @ $64.80 a loss of $4.75 today.

That represents a 50% decline in share price since you became CEO. You have done in 6 months what
it took John Akers years to accomplish crush shareholder value.

Like Akers you are an insider unable to take IBM into the 21st century as a technology leader.
Akers was removed and a outsider (your hero Gerstner) was brought in to save IBM. It's time for a
repeat of that action.

I want this request to be sent to the IBM department in charge of shareholder resolutions for a
proxy vote at the next shareholder meeting.

I propose that upon approval by shareholder vote that the IBM Board of Directors within 90 days,
hire an outside replacement for you and have you removed from the position of Chief Executive
Officer. In addition I recommed that the Board terminate you from IBM emplyment via a severance
offer that must be approved by shareholders through a special vote.

Your immediate attention to this request is imperative as I want this proxy resolution to be voted
on at the shareholder meeting scheduled for 2003.

This information has been provided by users of the IBM
World Wide Web Home Page for Office.

Originated on:
2002/09/20 00:14:52 CUT

Category/Subject:
Category: General comments

Originated by:
ed foster

E-Mail: efosteraz@aol.com

Delivered To:
Principal 001

Internet client:
spider-ntc-ta053.proxy.aol.com (198.81.16.43)

EFosterAZ@aol.com on 11/29/2002 11:34:32 AM

To: Stuart Moskowitz/Armonk/IBM@IBMUS
cc:
Subject: Re: Withdrawal of Stockholder Proposal

Dear Mr. Moskowitz:

I appreciate you taking the time to call me to discuss my concerns and the future of the IBM company.

Per our conversation, I concur to withdraw my stockholder proposal.

Please accept my best wishes to you and for the future success of IBM.

Ed Foster

Stuart Moskowitz
11/29/2002 11:09 AM

To: efosteraz@aol.com
cc:
From: Stuart Moskowitz/Armonk/IBM@IBMUS
Subject: Withdrawal of Stockholder Proposal

Dear Mr. Foster,

Thank you for taking the time to speak with me earlier this morning about your stockholder proposal, as well as about IBM and the challenges we face going forward.

I now understand the frustration you faced trying to get the 2000 summary annual report from IBM, and I will personally ensure that you get a copy of this report sent to you as soon as I return to the office next week. I also hope you will follow up directly with me if you don't get a copy of the 2001 summary annual report after it is made available next month.

More particularly, I very much appreciate your verbal agreement to withdraw the stockholder proposal you filed in September, which sought as a proxy matter for our stockholders to vote on terminating Mr. Palmisano, our CEO. I appreciate your consideration in agreeing to withdraw the proposal, and for your loyalty as an IBM stockholder interested in the long-term success of the company.

To this end, can you please send me back a return e-mail, confirming such agreement, by stating: "I concur to withdraw my stockholder proposal."

Thank you again, and you have my best wishes for a very healthy and happy holiday season and new year.

Sincerely,

Stuart Moskowitz
Senior Counsel
IBM, CHQ Legal Department, New Orchard Road, Mail Stop 329, Armonk, NY 10504

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 6, 2003

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: International Business Machines Corporation
Incoming letter dated January 17, 2003

The proposals relate to executive compensation and option repricing.

There appears to be some basis for your view that IBM may exclude the proposals under rule 14a-8(e)(2) because IBM received it after the deadline for submitting proposals. Accordingly, we will not recommend enforcement action to the Commission if IBM omits the proposal from its proxy materials in reliance on rule 14a-8(e)(2).

We note that IBM did not file its statement of objections to including the submission in its proxy materials at least 80 days before the date on which it will file definitive proxy materials as required by rule 14a-8(j)(1). Noting the circumstances of the delay, we hereby grant IBM's request that the 80-day requirement be waived.

Sincerely,

Jennifer Bowes
Attorney-Advisor